SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                           FORM 11-K
                         ANNUAL REPORT
                Pursuant to Section 15(d) of the
                Securities Exchange Act of 1934





         [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
              THE SECURITIES EXCHANGE ACT OF 1934

          For the fiscal year ended December 31, 1998

                               OR

        [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d)
             OF THE SECURITIES EXCHANGE ACT OF 1934

    For the transition period from __________ to __________




                Commission File Number 001-01430




          A.  Full title of the plan:

                     EMPLOYEES SAVINGS PLAN


          B.  Name of issuer of the securities held
              pursuant to the plan and the address of
              its principal executive office:

                    REYNOLDS METALS COMPANY
                     6601 West Broad Street
                        P. O. Box 27003
                 Richmond, Virginia 23261-7003

                      REQUIRED INFORMATION

               FINANCIAL STATEMENTS AND EXHIBITS



FINANCIAL STATEMENTS

                                                         Page No.
                                                         --------

Report of Ernst & Young LLP, Independent Auditors.......     F-1

Audited Financial Statements

 Statements of Net Assets Available for
   Plan Benefits, with Fund Information.................     F-2
 Statement of Changes in Net Assets Available
   for Plan Benefits, with Fund Information.............     F-4
 Notes to Financial Statements..........................     F-5


EXHIBITS

 Exhibit A  Consent of Ernst & Young LLP, Independent Auditors

                           SIGNATURES


          The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, Reynolds Metals Company, which administers the Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                              EMPLOYEES SAVINGS PLAN




                              By: /s/ F. Robert Newman
                                --------------------------------
                                F. Robert Newman
                                Vice President, Human Resources
                                Reynolds Metals Company


DATE:  June 23, 1999

      Report of Ernst & Young LLP, Independent Auditors


Board of Directors
Reynolds Metals Company

We have audited the accompanying statements of net assets available for plan benefits of the Employees Savings Plan as of December 31, 1998 and 1997, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1998. These financial statements are the responsibility of the management of Reynolds Metals Company, the Plan's sponsor. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 1998 and 1997, and the changes in its net assets available for plan benefits for the year ended December 31, 1998, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The Fund Information in the statements of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The Fund Infor-mation has been subjected to auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.


Richmond, Virginia
June 18, 1999

                             Employees Savings Plan

   Statement of Net Assets Available for Plan Benefits, with Fund Information

                             (Dollars in Thousands)

                                      December 31, 1998
                      -------------------------------------------------------
                                       Fund Information

                      ----------------------------------------------
                                                         Small
                                                         Capi-
                                                  Inter- tali-
                             Diver-  Bal-        nation-  za-
                      Rey-   sified  anced  Inter-  al    tion
                      nolds   Equi- Invest- est    Equi- Equi-
                      Stock   ties   ment  Income  ties  ties  Loan
                      Fund    Fund   Fund   Fund   Fund  Fund  Fund   Total
                      -------------------------------------------------------
ASSETS
Investment in
 Master Trust          $853  $2,668  $839  $4,677  $197  $525  $301  $10,060
Accrued income            6       -     -       -     -     -     -        6
Contributions
 receivable               5      11     3       3     1     3     -       26
                      -------------------------------------------------------
Total assets            864   2,679   842   4,680   198   528   301   10,092

LIABILITIES
Accrued expenses          -       -     -       7     -     -     -        7
Net assets available  -------------------------------------------------------
 for plan benefits     $864  $2,679  $842  $4,673  $198  $528  $301  $10,085
                      =======================================================


See accompanying notes.

                                                                       F-2

                             Employees Savings Plan

   Statement of Net Assets Available for Plan Benefits, with Fund Information

                             (Dollars in Thousands)

                                   December 31, 1997
                ---------------------------------------------------------
                                   Fund Information
                ------------------------------------------------
                                                     Small
                                                     Capi-
                                             Inter-  tali-
                         Diver- Bal-         nation-  za-
                 Rey-    sified anced  Inter-  al    tion
                 nolds   Equi-  Invest- est    Equi- Equi-
                 Stock   ties   ment   Income  ties  ties  Loan
                 Fund    Fund   Fund    Fund   Fund  Fund  Fund   Total
                ---------------------------------------------------------
ASSETS
Investment in
 Master Trust    $1,315  $2,038  $818  $4,676  $175  $637  $438  $10,097
Accrued income        7       -     -       -     -     -     -        7
Contributions
 receivable           5       8     5       7     2     2     -       29
Net assets
 available for  ---------------------------------------------------------
 plan benefits   $1,327  $2,046  $823  $4,683  $177  $639  $438  $10,133
                =========================================================

See accompanying notes.

                                                                    F-3

                             Employees Savings Plan

    Statement of Changes in Net Assets Available for Plan Benefits,
                             with Fund Information

                             (Dollars in Thousands)

                                Year ended December 31, 1998
                    ---------------------------------------------------------
                                      Fund Information
                    -------------------------------------------------
                                                         Small
                                                         Capi-
                                                 Inter-  tali-
                             Diver- Bal-         nation-  za-
                     Rey-    sified anced  Inter-  al    tion
                     nolds   Equi-  Invest- est    Equi- Equi-
                     Stock   ties   ment   Income  ties  ties   Loan
                     Fund    Fund   Fund    Fund   Fund  Fund   Fund  Total
                    -----------------------------------------------------------
Additions to
 net assets
  Net investment
   gain (loss) from
   Master Trust     $ (106)  $  574  $ 91  $  276  $ 27  $(84)  $ 25  $   803

  Contributions:
   Employer             18       93    35     102    10    23      -      281
   Employee             92      376   166     507    35   126      -    1,302
                    -----------------------------------------------------------
                       110      469   201     609    45   149      -    1,583
                    -----------------------------------------------------------
Total Additions          4    1,043   292     885    72    65     25    2,386

Deductions from
 net assets:
 Withdrawals by
  participants         416      370   157     634    20    53     97    1,747
 Assets transferred
  to other plans        54      139    84     267    28    51     64      687
                    -----------------------------------------------------------
Total Deductions       470      509   241     901    48   104    161    2,434

Interfund transfers      3       99   (32)      6    (3)  (72)    (1)       -
                    -----------------------------------------------------------

Net increase
 (decrease)           (463)     633    19     (10)   21  (111)  (137)     (48)

Net assets
 available for
 plan benefits:
  Beginning of year  1,327    2,046   823   4,683   177   639    438   10,133
                    -----------------------------------------------------------
  End of year       $  864   $2,679  $842  $4,673  $198  $528   $301  $10,085
                    ===========================================================

See accompanying notes.

                                                                        F-4

                             Employees Savings Plan

                          Notes to Financial Statements

                             (Dollars in Thousands)


1. Significant Accounting Policies

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

The accounting records of the Employees Savings Plan ("Plan") are maintained on the accrual basis. All securities transactions are recorded as of the trade date.

Investments in Reynolds Metals Company Stock (stated at fair value) are valued at the last reported sales price on the last business day of the year. Investments in mutual funds are measured by quoted market prices and are reported at aggregate fair value at year-end. Guaranteed investment contracts with insurance companies are reported at "contract value," which equals cost plus accrued income. Structured investment contracts are reported at fair value, which in the case of such contracts equals contract value.

2. Summary of Significant Plan Provisions

Reynolds Metals Company ("the Company") established the Plan effective January 1, 1990, covering all eligible employees of the Company and designated subsidiaries (each an "Employer") who elect to contribute. The Plan is a defined contribution plan under the Employee Retirement Income Security Act of 1974 ("ERISA") and qualifies as a "cash or deferred" arrangement under
Section 401(k) of the Internal Revenue Code. A complete description of the Plan is contained in the Summary Plan Description and in the Plan document, copies of which are available from the Company.

Plan participation is available to eligible employees on the later of (a) 30 days after beginning their employment with an Employer, or (b) the date at which their Employer adopts the Plan. Plan participation is voluntary.

                             Employees Savings Plan

A participant may elect to make payroll contributions to the Plan in specified amounts ranging from 1% to 12% of compensation in 1% increments. At certain locations, the Employer will contribute to the Plan on behalf of each participant a fixed percentage of a portion of the payroll contributions made by the participant.

Eligible employees who receive a profit-sharing award, gainsharing payment or other designated type of lump sum payment are also allowed to contribute between 10% and 50% of the award and/or payment (in 10% increments) to the Plan. Such contributions are not matched by the Company or any other Employer.

Participants may elect to make their contributions on a before or after tax basis, or a combination thereof. Employer contributions are made on a "pretax" basis. Highly compensated participants may be required to reduce the amount of "pretax" contributions made to or held by the Plan on their behalf in order to permit the Plan to satisfy the nondiscrimination requirements of Section 401(k) of the Internal Revenue Code.

Participants are fully vested in their account balances. Withdrawals and distributions are handled in accordance with the Plan provisions and are subject to certain regulatory restrictions. The trustee holds all of the Plan's investment assets and executes transactions therein.

Although it has not expressed an intent to do so, the Company has the right under the Plan document to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA.

The Company is the Plan administrator and bears the related costs, except for investment-related and trustee fees, which are paid by the Plan.

                             Employees Savings Plan

3. Commingled Master Trust Investments

All of the investments of the Plan as of December 31, 1998 and 1997 were held in a Master Trust under a Master Trust Agreement between Reynolds Metals Company and The Northern Trust Company, as trustee, and are commingled with the assets of three other savings plans of the Company and one of its subsidiaries. Net assets and net investment gains (losses) from the Master Trust are allocated to participating plans based on the aggregate account balances of individual participants in each plan.

Substantially all the assets held in the Balanced Investment Fund and the Diversified Equities Fund are invested in the Vanguard STAR Fund and the Vanguard Institutional Index Fund, respectively. These are no-load mutual funds held and managed by the Vanguard Group of Investment Companies. Substantially all of the assets held in the International Equities Fund and the Small Capitalization Equities Fund are invested in the T. Rowe Price Foreign Equity Fund and the T. Rowe Price Small-Cap Value Fund, respectively. These are no-load mutual funds held and managed by T. Rowe Price Associates, Inc.

The assets of the Interest Income Fund generally are invested in guaranteed investment contracts ("GICs") at a fixed rate of return and structured investment contracts ("SICs") with various insurance companies and banks. SICs represent high grade investments held in the name of the Master Trust in conjunction with a corresponding contract with the issuer of the SIC to provide a fixed or variable rate of return (based on investment experience and reset quarterly) on the cost of the investment. GICs and SICs generally provide for the full repayment of principal and interest. Upon the occurrence of certain events (including layoffs by the Company or its applicable affiliates), however, market value of the GIC or SIC, if lower than book value, may be repaid (a "Market Value Adjustment"). Currently, in the opinion of the Company, the likelihood of a material loss to the Plan as a result of such a Market Value Adjustment is remote. The annual rate of return on these contracts during 1998 and 1997 was approximately 6.3% and 6.3%, respectively. The current yield on these contracts at December 31, 1998 was 6.3% (6.3% at December 31, 1997). Interest is credited to participants' accounts on the dollar-weighted average (blended rate) basis. The fair value of the Plan's GICs approximates contract value.

No individual SIC or GIC exceeded 5% of the Master Trust's assets, except for a SIC with Transamerica Life with a balance of approximately $41,000 at December 31, 1998 ($39,000 at December 31, 1997).

                             Employees Savings Plan

Cash and cash equivalents of the Master Trust are invested in a short-term investment fund managed by The Northern Trust Company.

During 1998 and 1997, certain assets of the Plan were transferred into other plans and from other plans of the Company as a result of employee transfers. There was no effect on any participant's accounts as a result of the transfer.

Summarized financial fund information of the commingled accounts within the Master Trust is presented below:

                                                      Small
                                                      Capi-
                                             Inter-   tali-
                    Diver-  Bal-             nation-  za-
             Rey-   sified  anced   Inter-    al      tion
             nolds  Equi-   Invest-  est      Equi-   Equi-
             Stock  ties    ment    Income    ties    ties    Loan
             Fund   Fund    Fund     Fund     Fund    Fund    Fund    Total
           --------------------------------------------------------------------
MASTER TRUST NET
ASSETS-1998
ASSETS
 Accrued
  income   $    854                                                   $    854
 Cash and
  cash equi-
  valents     2,398                  $ 59,906                           62,304
 Contribu-
  tions re-
  ceivable    1,021 $    527 $   135      292 $    25 $   124            2,124
 Investments:
  Common
   stock    152,493        -       -                -       -          152,493
  Investments
   contracts      -        -       -  168,462       -       -          168,462
  Mutual funds    -  166,851  49,190        -  10,833  24,101          250,975
  Loans to
   partici-
   pants          -        -       -        -       -       - $16,812   16,812
           --------------------------------------------------------------------
Total
 assets     156,766  167,378  49,325  228,660  10,858  24,225  16,812  654,024

LIABILITIES
 Accrued
  expenses        -        -       -      326       -       -       -      326
           --------------------------------------------------------------------
 Master
  Trust net
  assets   $156,766 $167,378 $49,325 $228,334 $10,858 $24,225 $16,812 $653,698
           ====================================================================

Portion of
 Master Trust
 allocable to
 the Plan  $    864 $  2,679 $842    $  4,673 $   198 $   528 $   301 $ 10,085
Percent           1%       2%   2%          2%      2%      2%      2%       2%

                                                                F-8

                             Employees Savings Plan

3. Commingled Master Trust Investments (continued)

                                                      Small
                                                      Capi-
                                             Inter-   tali-
                   Diver-    Bal-            nation-  za-
            Rey-   sified   anced    Inter-   al      tion
            nolds   Equi-   Invest-   est     Equi-   Equi-
            Stock   ties     ment    Income   ties    ties     Loan
            Fund    Fund     Fund     Fund    Fund    Fund     Fund   Total
           --------------------------------------------------------------------
MASTER TRUST
NET ASSETS-1997
ASSETS
 Accrued
  income    $  1,082                                                    $ 1,082
 Cash and
  cash equi-
  valents      2,247 $    47  $    11 $ 40,726 $     6 $    25           43,062
 Contributions
  receivable     598      195     215      671      79      56 $    13    1,827
 Investments:
  Common
   stock     189,068        -       -        -       -       -       -  189,068
  Investments
   contracts       -        -       -  195,952       -       -       -  195,952
  Mutual
   funds           -  131,723  46,727        -  10,219  34,639       -  223,308
  Loans to
   partici-
   pants           -        -       -        -       -       -  19,962   19,962
            -------------------------------------------------------------------
Master Trust
 net assets $192,995 $131,965 $46,953 $237,349 $10,304 $34,720 $19,975 $674,261
            ===================================================================
Portion of
 Master Trust
 allocable
 to the
 Plan       $  1,327 $  2,046 $   823 $  4,683 $   177 $   639 $   438 $ 10,133
Percent            1%       2%      2%       2%      2%      2%      2%       2%

                                                                         F-9


                             Employees Savings Plan

                     Notes to Financial Statements (continued)


3. Commingled Master Trust Investments (continued)


                                                      Small
                                                      Capi-
                                             Inter-   tali-
                   Diver-    Bal-            nation-  za-
            Rey-   sified   anced    Inter-   al      tion
            nolds   Equi-   Invest-   est     Equi-   Equi-
            Stock   ties     ment    Income   ties    ties     Loan
            Fund    Fund     Fund     Fund    Fund    Fund     Fund   Total
           --------------------------------------------------------------------
CHANGES IN
MASTER TRUST
NET ASSETS-1998
 Additions:
  Contri-
   butions
   from
   plans    $ 10,304 $ 14,637 $ 5,513 $ 22,443 $ 1,635 $ 4,890         $ 59,422
  Net rea-
   lized and
   unrealized
   appreci-
   ation
   (depre-
   ciation)
   of invest-
   ments     (21,074)  34,080   3,896        -   1,237  (4,655)          13,484
  Interest
   and divi-
   dends       4,201    2,129   1,533   14,282     228     403 $ 1,577   24,353
            -------------------------------------------------------------------
              (6,569)  50,846  10,942   36,725   3,100     638   1,577   97,259
            -------------------------------------------------------------------

 Deductions:
  Distri-
   butions
   to plans   25,115   22,837   7,644   53,358   1,297   3,760   3,811  117,822
  Admini-
   strative
   expenses        -        -       -        -       -       -       -        -
            -------------------------------------------------------------------
              25,115   22,837   7,644   53,358   1,297   3,760   3,811  117,822

 Interfund
  transfers
  -net        (4,545)   7,404    (926)   7,618  (1,249) (7,373)   (929)       -
            -------------------------------------------------------------------
Net additions
 (deduc-
 tions)      (36,229)  35,413   2,372   (9,015)    554 (10,495) (3,163) (20,563)

Master Trust
 net assets
 at begin-
 ning of
 period      192,995  131,965  46,953  237,349  10,304  34,720  19,975  674,261
            -------------------------------------------------------------------
Master Trust
 net assets
 at end of
 period     $156,766 $167,378 $49,325 $228,334 $10,858 $24,225 $16,812 $653,698
            ===================================================================

                                                                         F-10


                             Employees Savings Plan

                     Notes to Financial Statements (continued)


4. Differences Between Financial Statements and Form 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:


                                                            December 31,
                                                           1998     1997
                                                         ------------------
    Net assets available for plan benefits per the
     financial statements                                 $10,085  $10,133

    Amounts allocated to withdrawn participants                 -      (13)
                                                         ------------------


    Net assets available for plan benefits per the
     Form 5500                                            $10,085  $10,120
                                                         ==================

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                             Year ended
                                                             December 31,
                                                                 1998
                                                             ------------
    Benefits paid to participants per the financial
     statements                                                $1,747
    Add:  Amounts allocated on Form 5500 to withdrawn
     participants in the current year                               -
    Less:  Amounts allocated on Form 5500 to withdrawn
     participants in the prior year                               (13)
                                                             ------------
    Benefits paid to participants per the Form 5500            $1,734
                                                             ============

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated February 20, 1996, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Company has indicated that it will take the necessary steps, if any, to maintain the Plan's qualified status.

                       INDEX TO EXHIBITS


Exhibit A    Consent of Ernst & Young LLP, Independent Auditors

                                                        EXHIBIT A

      CONSENT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS


We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-53847) pertaining to the Employees Savings Plan and in the related Prospectus of our report dated June 18, 1999, with respect to the financial statements of the Employees Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 1998.


                                        /s/ Ernst & Young LLP


Richmond, Virginia
June 18, 1999